UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                   PRIMACOM AG
                                (Name of Issuer)

              Ordinary Bearer Shares and American Depositary Shares
                         (Title of Class of Securities)

                                  741 54N 108+
                                 (CUSIP Number)

                   + CUSIP number of American Depositary Shares which are quoted on NASDAQ NMS. Ordinary Bearer Shares are not publicly traded in the United States.

            Anton M. Tuijten                              Legal Department
             General Counsel                            UnitedGlobalCom, Inc.
  United Pan-Europe Communications N.V.               4643 South Ulster Street
 Fred. Roeskestraat 123, P.O. Box 74763                      Suite 1300
   1070 BT Amsterdam, The Netherlands                  Denver, Colorado 80237
            (31) 20-778-9840                               (303) 770-4001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                 December 22 - 30, 1999 and January 3 - 6, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 741 54N 108                                   13D    Page 2 of 8 Pages


1        NAME OF REPORTING PERSON
         United Pan-Europe Communications N.V.*

         * United Pan-Europe Communications N.V. is a majority-owned subsidiary of UnitedGlobalCom, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         98-0190997

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/
                                                              (b)  / /

3        SEC USE ONLY


4        SOURCE OF FUNDS
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         The Netherlands

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             0
         BENEFICIALLY

         OWNED                      8       SHARED VOTING POWER
         BY                                 3,884,160
         EACH

         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             0
         WITH

                                    10      SHARED DISPOSITIVE POWER
                                            3,884,160

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,884,160

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.7%**

         ** Based on outstanding share information provided by PrimaCom AG.

14       TYPE OF REPORTING PERSON
         OO



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CUSIP NO. 741 54N 108                                   13D    Page 3 of 8 Pages


1        NAME OF REPORTING PERSON
         UnitedGlobalCom, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         84-1116217

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  /X/
                                                              (b)  / /

3        SEC USE ONLY


4        SOURCE OF FUNDS
         AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)    /  /


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

         NUMBER OF                  7       SOLE VOTING POWER
         SHARES                             3,884,160***
         BENEFICIALLY

         OWNED                      8       SHARED VOTING POWER
         BY                                 0
         EACH

         REPORTING                  9       SOLE DISPOSITIVE POWER
         PERSON                             3,884,160***
         WITH

                                    10      SHARED DISPOSITIVE POWER
                                            0

         *** 3,868,260 Ordinary Bearer Shares and 31,800 American Depositary Shares are owned directly by United Pan-Europe Communications N.V., which is a majority-owned subsidiary of UnitedGlobalCom, Inc. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,884,160***

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.7%**

         ** Based on outstanding share information provided by PrimaCom AG.

14       TYPE OF REPORTING PERSON
         CO



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CUSIP NO. 741 54N 108                                   13D    Page 4 of 8 Pages




ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 1, dated January 19, 2000 (this "Amendment"), amends the original Schedule 13D, dated December 30, 1999 (the "Schedule 13D"). This Amendment relates to the ordinary bearer shares (the "Ordinary Bearer Shares") and the American Depositary Shares of PrimaCom AG, a German stock corporation (the "Company"), whose principal executive offices are located at Hegelstra e 61, 55122, Mainz, Germany. The Company is engaged primarily in owning and operating cable television systems in Germany. Each American Depositary Share represents one-half of an Ordinary Bearer Share.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As reported on the Schedule 13D, on December 21, 1999, UPC closed the purchase of 3,510,385 of the Company's Ordinary Bearer Shares. Since that date, UPC has purchased additional Ordinary Bearer Shares in the following transactions:

         1. On December 22, 1999, UPC purchased 2,015 additional Ordinary Bearer Shares.

         2. On December 23, 1999, UPC purchased 37,496 additional Ordinary Bearer Shares.

         3. On December 27, 1999, UPC purchased 14,814 additional Ordinary Bearer Shares.

         4. On December 28, 1999, UPC purchased 11,185 additional Ordinary Bearer Shares.

         5. On December 29, 1999, UPC purchased 6,063 additional Ordinary Bearer Shares.

         6. On December 30, 1999, UPC purchased 2,000 additional Ordinary Bearer Shares.

         7. On January 3, 2000, UPC purchased 80,000 additional Ordinary Bearer Shares.

         8. On January 4, 2000, UPC purchased 135,000 additional Ordinary Bearer Shares.

         9. On January 5, 2000, UPC purchased 17,000 additional Ordinary Bearer Shares.

         10. On January 6, 2000, UPC purchased 52,302 additional Ordinary Bearer Shares.

UPC has also purchased American Depositary Shares of the Company in the following transactions:

         1.       On December 22, 1999, UPC purchased 28,300 American Depositary
                  Shares.

         2. On December 23, 1999, UPC purchased 3,500 additional American Depositary Shares.





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CUSIP NO. 741 54N 108                                   13D    Page 5 of 8 Pages


As of the date of this Amendment, UPC owns an aggregate of 3,868,260 Ordinary Bearer Shares, for which it paid a total purchase price of approximately (U)21.9 million (approximately US$22.6 million as of January 6, 2000), and 31,800 American Depositary Shares, for which it paid a total purchase price of US$956,000. Because each American Depositary Share represents one-half of an Ordinary Bearer Share, UPC owns the equivalent of 3,884,160 Ordinary Bearer Shares as of the date of this Amendment. UPC used its available working capital to make all of the purchases described herein.

ITEM 4.           PURPOSE OF TRANSACTION.

         On December 21, 1999, UPC purchased Ordinary Bearer Shares representing approximately 17.8% of the outstanding Ordinary Bearer Shares of the Company (based upon outstanding share information provided by the Company). With the completion of the transactions described in this Amendment, UPC currently owns approximately 19.7% of the Ordinary Bearer Shares of the Company, including its ownership of American Depositary Shares. The purpose of UPC's acquisitions of Ordinary Bearer Shares and American Depositary Shares was to facilitate UPC's entry into the German telecommunications market. UPC's current intent is to purchase additional shares, on the market or otherwise, from time to time to increase its ownership interest in the Company to at least 25.1%.

         Except as described herein, United and UPC have no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d any change in the present board of directors of the Company or management of the Company;

(e) any material change in the present capitalization or dividend policy of the Company;

(f)  any material change in the Company's business or corporate structure;

(g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;



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CUSIP NO. 741 54N 108                                   13D    Page 6 of 8 Pages


(i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   any action similar to any of the foregoing.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) UPC: As of January 6, 2000, UPC beneficially owned an aggregate number of 3,868,260 Ordinary Bearer Shares and 31,800 American Depositary Shares, which equates to a total of 3,884,160 Ordinary Bearer Shares. As of the date of this Amendment, UPC beneficially owns approximately 19.7% of the outstanding Ordinary Bearer Shares, including its ownership of American Depositary Shares.

         United: As of January 6, 2000, United, through its majority ownership of UPC, beneficially owned an aggregate number of 3,868,260 Ordinary Bearer Shares and 31,800 American Depositary Shares, which equates to a total of 3,884,160 Ordinary Bearer Shares. As of the date of this Amendment, United beneficially owns approximately 19.7% of the outstanding Ordinary Bearer Shares, including its ownership of American Depositary Shares. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.

                  (b) UPC: UPC, as a majority-owned subsidiary of United, does not have sole voting power or sole dispositive power of the 3,868,260 Ordinary Bearer Shares and 31,800 American Depositary Shares owned by it but has shared voting power and shared dispositive power of such shares with United.

         United: United, as the parent company of UPC, has sole voting power and sole dispositive power of the 3,868,260 Ordinary Bearer Shares and the 31,800 American Depositary Shares owned by UPC. Although United has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles as they exercise their control of UPC.

                  (c) Other than as described in the Schedule 13D and in this Amendment, neither United nor UPC has effected any transactions in the Ordinary Bearer Shares or the American Depositary Shares during the past 60 days.

         To the best of the knowledge of each of United and UPC, none of the directors and officers named in Item 2 has effected any transaction in any Ordinary Bearer Shares or American Depositary Shares during the past 60 days.

                  (d) Each of United and UPC affirms that, to the best of their knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Bearer Shares or the American Depositary Shares.

                  (e)      Not applicable.





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CUSIP NO. 741 54N 108                                   13D    Page 7 of 8 Pages


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  ISSUER.

         Except as described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Ordinary Bearer Shares or the American Depositary Shares of the Company.

CUSIP NO. 741 54N 108                                   13D    Page 8 of 8 Pages


ITEM 8.           SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Pursuant to Rule 13d-1(k) this Schedule 13D is filed jointly on behalf of each of United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc.

         Dated:  January 19, 2000

                              /s/  Anton M. Tuijten
                          -------------------------
                          United Pan-Europe Communications N.V.
                          By:      Anton M. Tuijten
                                   General Counsel

                             /s/   Ellen P. Spangler
                          --------------------------
                          UnitedGlobalCom, Inc.
                          By:      Ellen P. Spangler
                                   Senior Vice President of Business and
                                   Legal Affairs